

01 02 9707

UNITED STATES
[SECURIT]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden
hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 26417

BEST AVAILABLE COPY

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/1/99 (MM/DD/YY) AND ENDING 10/31/00 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CMS Investment Resources, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1926 ARCH STREET
(No. and Street)

PHILADELPHIA (City) PENNSYLVANIA (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH W. LUTES 215-246-3000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ASHER & COMPANY, LTD
(Name — if individual, state last, first, middle name)

1845 WALNUT STREET (Address) PHILADELPHIA (City) PA (State) 19103 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PAUL SILBERBERG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CMS INVESTMENT RESOURCES, INC, as of OCTOBER 31, ~~19~~ 2000 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public

NOTARIAL SEAL
RAECHEL F. KOLOGY, Notary Public
City of Philadelphia, Phila. County
My Commission Expires Feb. 23, 2004

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CMS INVESTMENT RESOURCES, INC.
(AN S CORPORATION)

CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2000 AND 1999

Certified Public Accountants

1845 Walnut Street
Philadelphia, PA 19103-4755

(215) 564-1900
(215) 564-3940 fax

Asher&Company, Ltd.

Members of

American and Pennsylvania Institutes of Certified Public Accountants

Associated Accounting Firms International

Moore Stephens International

Independent Auditors' Report

The Board of Directors and Stockholders
CMS Investment Resources, Inc.
Philadelphia, Pennsylvania

We have audited the accompanying consolidated statements of financial condition of **CMS Investment Resources, Inc. (an S Corporation)** as of October 31, 2000 and 1999 and the related consolidated statements of income (loss) and retained earnings, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of **CMS Investment Resources, Inc. (an S Corporation)** as of October 31, 2000 and 1999 and the consolidated results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.



ASHER & COMPANY, Ltd.

November 21, 2000

CMS INVESTMENT RESOURCES, INC.
(AN S CORPORATION)
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
OCTOBER 31, 2000 AND 1999

ASSETS

	2000	1999
CURRENT ASSETS		
Cash and cash equivalents	$ 6,498,279	$ 2,630,722
Receivables		
Advisory fees	294,340	584,645
Other	163,230	225,719
Prepaid expenses	40,721	96,310
Total current assets	6,996,570	3,537,396
EQUIPMENT, net	98,511	18,700
OTHER ASSETS		
Deferred commission fees	1,496,175	726,964
Advances to and investments in affiliates	-	9,000
Other	211,453	142,243
	1,707,628	878,207
Total Assets	$ 8,802,709	$ 4,434,303

LIABILITIES AND STOCKHOLDERS' EQUITY

	2000	1999
CURRENT LIABILITIES		
Due to related party	$ 350,000	
Accounts payable and accrued expenses	207,390	$ 217,631
Accrued and withheld payroll taxes	-	164
Accrued profit sharing contribution	56,992	-
Deferred revenue	4,860,142	1,739,954
Total current liabilities	5,474,524	1,957,749
INVESTMENTS IN PARTNERSHIPS	9,410	6,319
COMMITMENTS		
STOCKHOLDERS' EQUITY		
Common stock, $.01 par value; 500,000 shares authorized; 100,000 shares issued and outstanding	1,000	1,000
Additional paid-in-capital	555,000	555,000
Retained earnings	2,762,775	1,914,235
Total Stockholders' equity	3,318,775	2,470,235
Total Liabilities and Stockholders' Equity	$ 8,802,709	$ 4,434,303

The accompanying notes are an integral part of these consolidated financial statements.

CMS INVESTMENT RESOURCES, INC.
(AN S CORPORATION)
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
AND RETAINED EARNINGS
YEARS ENDED OCTOBER 31, 2000 AND 1999

	2000	1999
Revenue		
Fee income	$ 18,980,383	$ 18,596,039
Interest	56,432	65,723
Dividend income	119,844	1,643
	19,156,659	18,663,405
Expenses		
Operating	16,421,539	19,308,424
Income (loss) before principals' payroll and other items	2,735,120	(645,019)
Principals' payroll	728,663	650,182
Income (loss) before other items	2,006,457	(1,295,201)
Other items		
Equity in income of investments in Partnerships	5,582	850
NET INCOME (LOSS)	2,012,039	(1,294,351)
Retained earnings, beginning of year	1,914,235	3,208,586
Stockholders' distributions	(1,163,499)	-
Retained earnings, end of year	$ 2,762,775	$ 1,914,235

The accompanying notes are an integral part of these consolidated financial statements.

CMS INVESTMENT RESOURCES, INC.
(AN S CORPORATION)
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED OCTOBER 31, 2000 AND 1999

	2000	1999
OPERATING ACTIVITIES		
Net income (loss)	$ 2,012,040	$ (1,294,351)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Amortization and depreciation	16,689	12,804
Bad debt	-	373,000
Equity in income of investments in Partnerships	(5,582)	(850)
Changes in:		
Receivables	(416,417)	33,555
Prepaid expenses	55,589	(63,888)
Advances	9,000	
Other assets	(69,210)	16,636
Due to related party	350,000	
Accounts payable and accrued expenses	(10,242)	(377,026)
Accrued and withheld payroll taxes and profit sharing contribution	56,828	(52,712)
Deferred revenue	3,120,188	1,739,954
Net cash provided by operating activities	5,118,883	387,122
INVESTING ACTIVITIES		
Purchase of property and equipment	(96,500)	(163)
Distributions from investments in partnerships	8,673	
Net cash utilized by investing activities	(87,827)	(163)
FINANCING ACTIVITIES		
Stockholders' distributions	(1,163,499)	-
Net cash utilized by financing activities	(1,163,499)	-
INCREASE IN CASH	3,867,557	386,959
Cash and cash equivalents, beginning of year	2,630,722	2,243,763
Cash and cash equivalents, end of year	$ 6,498,279	$ 2,630,722

The accompanying notes are an integral part of these consolidated financial statements.

CMS INVESTMENT RESOURCES, INC.
(AN S CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2000 AND 1999

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies applied by management in the preparation of the accompanying consolidated financial statements.

Organization

CMS Investment Resources, Inc. (Company) is organized under the Laws of the Commonwealth of Pennsylvania and is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and as an investment adviser under the Investment Advisers Act of 1940.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All intercompany accounts and transactions have been eliminated in consolidation.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Equipment

Equipment is carried at cost. Depreciation is provided primarily by accelerated methods over the estimated useful lives of the assets of five years.

Depreciation expense amounting to $16,689 and $6,804 for 2000 and 1999, respectively, is reflected in the statements of income (loss).

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred commission receivable

The deferred receivable relates to an election by the Company to defer certain commissions related to the sale of annuity products. The Company elected to invest the deferred commissions in various equity products. In 1999, the commissions were deferred for a period of ten years. In 2000, the Company elected to defer the commissions until 2020.

Deferred revenue

The Company bills certain affiliated entities in advance of providing certain investment advisory services. Therefore, payment is received prior to these services being rendered, and the income and any related expenses are deferred and will be reflected in income as the investment services are provided.

Income taxes

The Company reports operations for consolidated financial statement purposes on the accrual basis of accounting and for tax reporting purposes on the cash basis of accounting.

The Company has elected by unanimous consent of its Stockholders to be taxed as an S Corporation under the provisions of Subchapter S of the Internal Revenue Code. Under such provisions, the Company does not pay Federal or certain state corporate income taxes on its taxable income or realize the tax benefits of its losses. Instead, the Stockholders are liable for individual Federal or certain state income taxes on their respective shares of the Company's taxable income, and may include, subject to certain limitations, their respective shares of the Company's net operating loss in their individual income tax returns. At October 31, 2000, the Company has a balance of approximately $6,900,000 in its accumulated adjustments account which is available for tax free distributions to its Stockholders.

Investment in partnerships

The Company has General Partner and Limited Partner interests in limited partnerships which invest primarily in operating businesses, real estate, and cable activities. The Company accounts for General Partner investments on the equity method and Limited Partner investments on the cost method, respectively. Under the equity method, the Company's initial and subsequent investments, which are recorded at cost, are increased or decreased by the Company's share of the Partnership's operating results. Under the cost method, the Company's initial and subsequent investments are recorded at cost and income recognized is limited to distributions received. There were distributions totaling $8,673 in 2000 from limited partnership investments. There were no distributions from the limited partnership investments in 1999.

CMS INVESTMENT RESOURCES, INC.
(AN S CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2000 AND 1999

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclassifications

Certain amounts in 1999 have been reclassified to conform to the current year's presentation.

NOTE B - CONCENTRATION OF CREDIT RISK

The Company maintains cash accounts in commercial banks, which, at times, may exceed federally insured limits. The Company has not experienced losses in such accounts. The Company believes it is not exposed to any significant risk on its cash.

NOTE C - INVESTMENTS IN PARTNERSHIPS

The Company has General Partner investment interests in several limited partnerships which own interests in other partnerships. The investments are reflected on the equity basis of accounting.

The following information summarizes in the aggregate the assets and liabilities of the investments in Partnerships at December 31, 2000 and 1999, the dates of the most recently available financial information, and the income and net losses for the years then ended.

	2000	1999
Summary of financial position:		
Assets	$(107,370)	$(126,881)
Liabilities	(545)	(165)
Equity deficiency	$(107,915)	$(127,046)
Summary of income (loss):		
Equity in income (loss) of investments in Partnerships	$ 10,486	$ (248)
Net income (loss)	$ 10,486	$ (248)

The excess of liabilities over assets represents the Partnerships' portion of accumulated losses and distributions in excess of the related investment.

NOTE D - RELATED PARTY TRANSACTIONS

Management fees

Administrative services and office space are provided by affiliated companies for which the Company paid fees of $12,061,825 in 2000 and $15,069,978 in 1999.

CMS INVESTMENT RESOURCES, INC.
(AN S CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2000 AND 1999

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1. At October 31, 2000, the Company had net capital, as defined, of $1,003,208 which was $629,750 in excess of its required net capital of $373,458.

The Company has entered into a fully-disclosed clearing agreement with a fully-licensed broker-dealer.

Various states in which the Company is registered as an investment advisor and a broker dealer require a minimum net capital requirement of $25,000.

NOTE F - PROFIT SHARING PLAN

The Company has a defined contribution profit sharing plan available to substantially all eligible employees under Section 401(k) of the Internal Revenue Code. The amount of the nonelective contribution to the profit sharing plan is determined at the discretion of the Company's Board of Directors. Employee contributions are generally limited to 15% of their compensation. The Company may elect not to make a matching 401(k) contribution for a specific plan year. However, when a matching contribution is made by the Company, the contribution will equal 50% of participants' eligible contributions not to exceed 1½% of the participating employee's compensation. The Company's matching contribution to the 401(k) plan for 2000 and 1999 amounted to $87,237 and $53,254, respectively. There were no nonelective contributions to the plan for 2000 and 1999.

NOTE G - COMMITMENTS

The Company has entered into various agreements with affiliated limited partnerships, whereby the Company, for a fee of 1% or 2% of gross annual rentals from the properties, provides administrative and investor relations services.

The Company, as a General Partner in several limited partnerships, is jointly and severally liable with other related General Partners for recourse liabilities incurred by certain of these partnerships. As of December 31, 1999, the date of the most recently available financial information, the total amount of such recourse liabilities was $108,351.

SUPPLEMENTARY INFORMATION

CMS INVESTMENT RESOURCES, INC.
(AN S CORPORATION)
CONSOLIDATED SCHEDULES OF FEE INCOME
AND OPERATING EXPENSES
YEARS ENDED OCTOBER 31, 2000 AND 1999

	2000	1999
Fee income		
Advisory and private placement fees, current	$ 7,299,828	$ 7,838,089
Advisory and private placement fees, previous	10,021,495	7,813,575
Liquid asset management fees	93,559	1,149,757
Other fees	-	154,098
Insurance commissions	1,565,501	1,640,520
	$ 18,980,383	$ 18,596,039

	2000	1999
Operating expenses		
Payroll	$ 2,991,807	$ 2,653,231
Payroll taxes	202,237	163,524
Professional fees	556,297	380,034
Management fees	12,061,825	15,069,978
Amortization and depreciation	16,689	12,804
Automobile	6,126	5,257
Bad debt	10	373,000
Employee benefits	78,934	61,280
Entertainment	11,065	5,140
Filing fees	41,141	45,549
Insurance	35,676	50,999
Office	195,879	328,490
Taxes, other	113,524	91,554
Telephone	56,467	3,842
Travel	53,862	63,742
	$ 16,421,539	$ 19,308,424

CMS INVESTMENT RESOURCES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
OCTOBER 31, 2000

Total consolidated stockholders' equity from statement of financial condition	$ 3,318,775
Deduct nonallowable assets:	
Commissions, plan fees receivable, and other receivables	1,953,745
Prepaid expenses	40,721
Investments in partnerships	9,374
Property and Equipment, net	98,511
Other	211,454
Haircut on securities	1,762
	2,315,567
Net capital	$ 1,003,208
Minimum net capital required per 15c3-1(a)(2)	$ 373,458
Aggregate indebtedness from statement of financial condition, net of A-1 liabilities	$ 5,601,838
Ratio of aggregate indebtedness to net capital	558.39%
Debt-equity ratio computed in accordance with 15c3-1(d)	168.79%

CMS INVESTMENT RESOURCES, INC.
(AN S CORPORATION)
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
OCTOBER 31, 2000

Total consolidated Stockholder's equity according to Form X-17A-5	$3,318,775
Audit adjustments	-
Total consolidated Stockholder's equity according to the audit	$3,318,775

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of October 31, 2000):

Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$1,003,208
Audit adjustments reflected above	-
Net capital according to the audit	$1,003,208

There was no material difference from the Company's computation of net capital as reported in Part II (unaudited) FOCUS Report and net capital according to the audit for October 31, 2000.

OTHER MATTERS

Certified Public Accountants

1845 Walnut Street
Philadelphia, PA 19103-4755

(215) 564-1900
(215) 564-3940 fax

Asher&Company, Ltd.

Members of

American and Pennsylvania Institutes of Certified Public Accountants

Associated Accounting Firms International

Moore Stephens International

Report on Internal Accounting Control Required by SEC Rule 17a-5

The Board of Directors and Stockholders
CMS Investment Resources, Inc.
Philadelphia, Pennsylvania

In planning and performing our audit of the consolidated financial statements of CMS Investment Resources, Inc. (an S Corporation) for the year ended October 31, 2000, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by 17a-5(g)(1) of the Securities and Exchange Commission (Commission), we have made a study of the practices and procedures followed by CMS Investment Resources, Inc. (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, or in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3, since the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions

The Board of Directors and Stockholders
CMS Investment Resources, Inc.

are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2000 to meet the Commission's objectives.

This report is intended solely for the use of management, the National Association of Securities Dealers, Inc., the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation by registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.



ASHER & COMPANY, Ltd.

November 21, 2000

CONSOLIDATED FINANCIAL STATEMENTS,
SUPPLEMENTARY INFORMATION,
INDEPENDENT AUDITORS' REPORT AND
OTHER MATTERS

CMS INVESTMENT RESOURCES, INC.
(AN S CORPORATION)

OCTOBER 31, 2000 AND 1999

SEAN




SEC MAIL
RECEIVED
PROCESSING
JAN 16 2001
224
SECTION
WASH, D.C.

January 9, 2001

Mr. Joseph Lutes
CMS Investment Resources, Inc.
1926 Arch Street
Philadelphia, PA 19103

Dear Mr. Lutes:

This will acknowledge receipt of your October 31, 2000 annual audited report of financial condition, filed pursuant to Securities and Exchange Commission Rule 17a-5(d)(1). The report as submitted was found deficient in that it did not contain a reconciliation, including appropriate explanations of the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part II or Part IIA, if material differences existed, or if no material differences existed, a statement so stating.

Therefore, your submission cannot be considered in compliance with the filing requirements of the Rule. The text of the Rule can be found on pages 8281 through 8296 of the Association's Manual. If you need assistance, I would suggest you review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, you are requested to furnish the aforementioned item by January 23, 2001. In addition, a copy must be sent both to NASD Regulation, Inc., and to the SEC in Philadelphia, PA and the SEC in Washington, DC along with a new completed Part III Facing Page, which is enclosed for your convenience.

Your prompt attention should be given to this matter. If you have any questions, please contact Armando D. Viggiani, Compliance Examiner, at (215) 963-2601.

Sincerely,

Ralph T. Heil

Ralph T. Heil
Supervisor of Examiners

RTH/ael

Enclosure

cc: Ms. Sherry Lawrence
NASD Regulation, Inc.
Member Regulation Programs/Systems Support
9509 Key West Avenue
Rockville, MD 20850

Mr. A. Laurence Ehrhart
Regional Administrator
Securities and Exchange Commission
The Curtis Center 1120 E.
601 Walnut Street
Philadelphia, PA 19106-3322

Asher & Company Ltd.
Certified Public Accountant
1845 Walnut Street
Philadelphia, PA 19103


SEC MAIL PROCESSING
RECEIVED
JAN 16 2001
224
SECTION
D.C.

January 15, 2001

Armando D. Viggiani
Compliance Examiner
NASD Regulation, Inc.
Eleven Penn Center
1835 Market Street, Suite 1900
Philadelphia, PA 19103

Dear Mr. Viggiani,

In accordance with the NASD Regulation, Inc. letter to our firm dated January 9, 2001 (copy attached), please find a revised annual audited financial statement for CMS Investment Resources, Inc. for the fiscal year ended October 31, 2000, along with a new Part III Facing page.

Should you have any questions, please do not hesitate to contact me.

Sincerely,

CMS COMPANIES



Joseph W. Lutes
Chief Financial Officer

Direct Dial: (215) 405-5010
Email: jwl@cmsco.com

JWL/cym

Enclosures

CMS

CMS INVESTMENT RESOURCES, INC.

1926 ARCH STREET
PHILADELPHIA, PA
19103-1484
TELEPHONE:
(215) 246-3000
FAX: (215) 246-3083
cmsco@cmsco.com

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